AIS

December 1, 2009

SUPPL

RECEIVED

2009 DEC -7 A 10:

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 097/2009**

  Subject: Report on the results of the exercise of warrants (ESOP Grant IV and V) in November 2009.

  Date: December 1, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

09047450

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
December 1, 2009

AIS-CP 097/2009

December 1, 2009

Subject: Report on the results of the exercise of warrants (ESOP Grant IV and V) in November 2009.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant IV	Grant V
The number of warrants (units)	9,686,700	10,138,500
Issuing Date	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	89.292	79.029
Exercise Ratio (warrant : common share)	1 : 1.19454	1 : 1.15737
Maturity of Warrants	5 years from the issuing date	

The Company would like to report the results of the exercise of warrants (ESOP Grant IV and V) in November 2009 as follows:

Outstanding of ESOP	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-
No. of remaining unexercised warrants (units)	9,004,900	6,716,800
No. of shares derived from this exercise (shares)	-	-
No. of remaining shares reserved for warrants (shares)	10,595,132	7,686,335

AIS

December 3, 2009

RECEIVED

2009 DEC -7 A 9:20

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 099/2009**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2009.

  Date: December 3, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
December 3, 2009

AIS-CP 099/2009

December 3, 2009

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2009

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to inform the resolutions of the Board of Directors' Meeting No. 7/2009, which is held on December 3, 2009 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 6/2009 held on November 6, 2009.

2. Considered and approved the Company's strategic direction for the year 2010.

3. Approved the establishment of two new subsidiaries to support the Company's business expansion in the future. The details are as follow;

   3.1 The first company (in process of name reservation), which the Company holds 99.99% of its registered capital of Baht 1,000,000 (Baht one million). The first company will operate in acquiring and/or renting land, building, and related facilities related to telecommunication business.

   3.2 The second company (in process of name reservation), which the Company holds 99.99% of its registered capital of Baht 1,000,000 (Baht one million). The second company will operate IT, and content aggregator businesses.

   This transaction is not regarded as transaction of Acquisition and Disposition of Assets of listed companies according to the Notification of Capital Market Supervisory Board.

   Remark: The Company will inform the subsidiaries registration to the Stock Exchange of Thailand once they are registered with the Ministry of Commerce.